Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) NOTICE IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT, 71 OF 2008, AS AMENDED (“the Companies Act”) 1. Shareholders are advised that the Company has, along with certain of its subsidiary companies, and for purposes of funding general corporate and working capital requirements of the Gold Fields group, entered into: a. a credit facility agreement of up to US$1 600 million with a syndicate of 16 banks, with MUFG Bank as sole global co-ordinator and ING Bank and MUFG Bank as joint sustainability co-ordinators; b. a R1 000 million revolving credit facility agreement with FirstRand Bank Limited (acting through its Rand Merchant Bank division); c. a R500 million revolving credit facility agreement with Nedbank Limited (acting through its Nedbank Corporate and Investment Banking); d. a R500 million revolving credit facility agreement with ABSA Bank Limited (acting through its Corporate and Investment Banking division); and e. a R500 million revolving credit facility agreement with Standard Bank Limited. (collectively referred to as “the Facility Agreements”). 2. In terms of each Facility Agreement, the Company (together with certain of its subsidiaries) guarantee the punctual performance by each borrower of its obligations under such Facility Agreement (each a “Guarantee”). 3. Shareholders are referred to the special resolution (“the Special Resolution”) which was approved by the shareholders at the Company’s general meeting on 1 June 2022 in accordance with Section 45(3) of the Companies Act, pursuant to which the shareholders of the Company authorised the Company to provide “financial assistance”, as defined in Section 45(1) of the Companies Act, to the entities contemplated in the Special Resolution, namely, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter- related to the Company, at any time during a period commencing on the date of passing of that special resolution and ending at the next AGM of the Company . 4. Each Guarantee constitutes “financial assistance”, as defined in Section 45(1) of the Companies Act, to entities contemplated in the Special Resolution.

5. Shareholders are hereby notified, as required in terms of section 45(5) of the Companies Act, that the Board has adopted resolutions to enter into the Facility Agreements (including the Guarantees). 5 June 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd